UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934



Guided Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $.0.001
(Title of Class of Securities)


40171F105
(CUSIP Number)


September 22, 2015
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule*
 pursuant to which this Schedule is filed:
	Rule 13d-1(b)
Rule 13d-1(c)
     Rule 13d-1(d)

*The remainder of this cover page shall be filled * out for a reporting persons initial filing on this * form with respect to the subject class of securities, and for any subsequent*
 amendment containing information which would alter* the disclosures provided in a prior cover page.

The information required in the remainder of this cover*
 page shall not be deemed to be filed for the purpose of *
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise* subject to the liabilities of that section of the Act but* shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information*
 contained in this form are not
required to respond unless the form displays a currently* valid OMB control number.


13G
CUSIP No. 40171F105	Page 2 of  6

1.  Names of Reporting Persons.

David B. Musket
2.  Check the Appropriate Box if a Member of a Group
(a)
(b)
3.  SEC Use Only
4.  Citizenship or Place of Organization
Massachusetts
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
5.  Sole Voting Power                                          25,229,405


6.  Shared Voting Power                                         4,344,360


7.  Sole Dispositive Power                                     25,229,405


8.  Shared Dispositive Power                                    4,344,360

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                29,573,765

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.  Percent of Class Represented by Amount in Row (9)*


                 11.12% *

12.  Type of Reporting Person   *


                    IN

* The percentage used above is calculated based on 265,932,079
* diluted shares outstanding including 143,629,234 shares
* outstanding on September30, 2015 plus conversion of all
* Preferred shares and convertible notes.

13G
CUSIP No. 40171F105	Page 3 of 6

1.  Names of Reporting Persons.

     ProMed Partners, LP
2.  Check the Appropriate Box if a Member of a Group
(a)
(b)
3.  SEC Use Only
4.  Citizenship or Place of Organization
     Delaware
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
5.  Sole Voting Power                                                    0


6.  Shared Voting Power                                          4,344,360


7.  Sole Dispositive Power                                               0


8.  Shared Dispositive Power                                     4,344,360

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                              4,344,360

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.  Percent of Class Represented by Amount in Row (9)*


                               1.63% *

12.  Type of Reporting Person *


                                 PN

* The percentage used above is calculated based on *
265,932,079 diluted shares outstanding including *
143,629,234 shares outstanding on September30, 2015 * plus conversion of allPreferred shares and * convertible notes. *


13G
CUSIP No. 40171F105*
                                                     *
                                                     *
                      Page 4 of   6

ITEM 1.
(a) Name of Issuer:

  Guided Therapeutics, Inc.

(b) Address of Issuer's Principal Executive Offices:

 5835 Peachtree Corners, East, Suite D
               Norcross, GA 30092

ITEM 2.
(a) Name of Person Filing:

       This statement is filed on behalf of the* following entities (collectively, the Reporting Persons):
(i) David B. Musket
(ii) ProMed Partners, LP


       (b) Address of Principal Business Office, or if None, Residence:

	180 Beacon Street, Suite 17A
	Boston, MA 02116

       (c) Citizenship:

(i) David B. Musket is an individual having citizenship in the United States
(ii) ProMed Partners, LP is an investment partnership organized under the laws of the State of Delaware

       (d) Title of Class of Securities:

	Common Stock, par value $0.001 per share

       (e) CUSIP Number:   40171F105

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO *
SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


(a)
[_]
Broker or dealer registered under Section 15* of the Act (15 U.S.C. 78o).

(b)
[_]
Bank as defined in Section 3(a)(6) of the Act*
 (15 U.S.C. 78c).

(c)
[_]
Insurance company as defined in Section 3*
(a)(19) of the Act (15 U.S.C. 78c).

(d)
[_]
Investment company registered under Section *
8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)
[_]
An investment adviser in accordance with* ss.240.13d-1(b)(1)(ii)(E);

(f)
[_]
An employee benefit plan or endowment fund* in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)
[_]
A parent holding company or control person in* accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)
[_]
A savings associations as defined in Section*
 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
[_]
A church plan that is excluded from the * definition of an investment company under section*
 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)
[_]
Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the* aggregate number and percentage of the class of* securities of the issuer identified in Item 1.

The information required by Items 4(a)-(c) is * set forth in Rows 5-11 of the cover page for each Reporting Person hereto * and is incorporated herein by

13G
CUSIP No. 40171F105                   *
                                       *
                                         *
                             Page 5 of  6



reference for each such Reporting Person.

* The percentage ownership of each Reporting Person*
used above is calculated based on 265,932,079 *
diluted shares outstanding including 143,629,234 *
shares outstanding on September30, 2015 plus *
conversion of all Preferred shares and convertible *
notes. *
..


This filing relates to  shares of the Issuer*
 represented by common stock, the
conversion of Series C Convertible Preferred *
Stock, par value $0.01, and
warrants to purchase shares of common stock,* par value $0.001.

David B. Musket is the Managing Member of  *
ProMed Asset Management. LLC
which is the General Partner of ProMed Partners*
, LP. Mr. Musket disclaims
 beneficial ownership of the shares owned by *
ProMed Partners, LP except to the
 extent of his pecuniary interest therein. *
Mr. Musket is also the principal of Musket
 Research Associates, Inc. a registered broker-dealer.*
 The shares owned by Mr.
Musket were acquired in his individual capacity in * the ordinary course of business and, at the time of such acquisition, did not have*
 any agreements or understandings,
directly or indirectly, with any person to * distribute such securities.

The increase in ownership that required the * filing of this 13G was triggered by the * conversion of Series B Preferred into Series *
C Preferred and the anti-dilution provisions * governing the Preferred shares and the * related warrants, in addition to interest * payments on the Preferred paid to the *
Reporting Persons in common stock of the *
Issuer, and not due to the acquisition of * additional shares in the open market. *


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

 Not Applicable


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON*
 BEHALF OF ANOTHER PERSON.

 Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE*
 SUBSIDIARY WHICH ACQUIRED THE     *
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

 Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF *
MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

 Not Applicable

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of *
my knowledge and belief, the securities referred*
 to above were acquired and are held in the ordinary course of business * and were not acquired and not held for the purpose*
 of or with the effect of changing or influencing the control of the * issuer of the securities and were not acquired *
and are not held in connection with or as a participant in any *
transaction having such purpose or effect.
13G
CUSIP No. 40171F105*
                     *
                       *
                        *
                                                            Page 6 of  6



SIGNATURE

After reasonable inquiry and to the best of my*
 knowledge and belief, I certify that the * information set forth in this statement is true, complete and correct.


October 2, 2015
       By: __David B. Musket_______________*



       ProMed Partners, LP

       By:__David B. Musket_______________*

                                             *
                                        *
Title:  Managing Member